PLAYBOY ENTERPRISES, INC.
                          680 North Lake Shore Drive
                            Chicago, Illinois 60611

                                March 17, 2003

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

                           Re: Playboy Enterprises, Inc.- Application for
                               Withdrawal of Registration Statement on
                               Form S-3 (File No. 333-103353)

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Playboy Enterprises, Inc. (the "Company") hereby applies for withdrawal of its Registration Statement on Form S-3, including all exhibits thereto (File No. 333-103353), that was filed with the Securities and Exchange Commission on February 20, 2003 (the "Registration Statement"). The Company is requesting such withdrawal because it no longer intends to issue the shares of its Class B common stock that would have been registered under the Registration Statement. No shares of Class B common stock of the Company have been issued or sold under the Registration Statement.

         If you have any questions with respect to this matter, please call Rodd M. Schreiber of the law firm of Skadden, Arps, Slate, Meagher & Flom (Illinois), counsel to the Company, at (312) 407-0531 or the undersigned at
(312) 373-2300. Thank you for your assistance in this matter.


                                  Very truly yours,

                                  PLAYBOY ENTERPRISES, INC.

                                  By: /s/ Howard Shapiro
                                     ------------------------
                                     Name:  Howard Shapiro
                                     Title: Executive Vice President,
                                            Law and Administration,
                                            General Counsel and Secretary